

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
David T. Johnson
Chief Financial Officer
American Vanguard Corporation
4695 MacArthur Court
Newport Beach, California 92660

> **Re: American Vanguard Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 9, 2012**
> **File No. 001-13795**

Dear Mr. Johnson:

We have reviewed your response letter dated January 18, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.   We note your response to prior comment 3. It appears that you have only partially addressed our comment and as such we reissue in part our previous comment. Please revise your disclosure to separately quantify and discuss of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not

quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, in your response you attribute the change in costs of sales, in part, your focus on selling those products with higher margins or lower cost, but you do not quantify this factor.

We believe your disclosures could be improved and made more user-friendly by:

- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and
- ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

2.   We note your response to prior comment 4. Since you have confirmed that program costs are material and have the potential to cause significant and unexpected fluctuations in your reported results, please revise to disclose the reported programs costs for each period. Additionally, please revise your liquidity discussion to discuss program costs paid during the year. Please provide us with a copy of your intended revised disclosure.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief